

June 30, 2011

Via E-mail
Denise R. Cade, Esq.
Senior Vice President and
General Counsel
SunCoke Energy, Inc.
1011 Warrenville Road, 6th Floor
Lisle, IL 60532

> **Re:** **SunCoke Energy, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 23, 2011**
> **File No. 333-173022**

Dear Ms. Cade:

We have reviewed your registration statement and have the following comments.

Unaudited Pro Forma Combined Financial Statements, page 51

1. Pro Forma Adjustments and Assumptions, page 55

1. We note your response to comment 11 in our letter dated June 13, 2011 regarding note (H). Please revise your adjustment and/or explanation for the adjustment to interest expense to use the stated interest rate for each of the three debt instruments that you will enter into concurrently with the transactions rather than using a weighted average interest rate and combining the total debt. In this regard, an investor should be able to easily recalculate the interest expense adjustment using the stated interest rates for each debt instrument. Please refer to Article 11-02(b)(6) of Regulation S-X.

2. We note the additional disclosures you provided in note (K) in response to comment 14 in our letter dated June 13, 2011. Please further revise this note to provide investors with sufficient information to recalculate the adjustment and to understand how the inputs into the calculation were determined. In this regard, it should also be clear why you are capitalizing additional interest costs. Please refer to Article 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Outlook, page 58

3. We note the additional risk factor that you provided on page 31 regarding revised expectations for your fiscal year 2011 financial results. Please include disclosure that states your current expectations for your fiscal year 2011 financial results. Please also explain to investors the factors and circumstances that have caused you to withdraw the previous guidance provided.

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010, page 71

4. Please quantify the impact the adjustment to the contractual coal-to-coke yield standard and the unrecoverable maintenance and repair costs regarding the oven reliability issues had on Indiana Harbor's earnings. Please refer to Item 303(A)(3)(i) of Regulation S-K for guidance.

SunCoke Combined Financial Statements for the Fiscal Year Ended December 31, 2010

7. Commitments and Contingent Liabilities, page F-42

5. We note the revised disclosures you provided in response to comment 25 in our letter dated June 13, 2011. Please further revise your disclosure to state your assessment as to the materiality of the probable loss to your consolidated financial statements. Please refer to ASC 450-20-50-1 – 50-5 for guidance.

You may contact Tracey Houser at (202) 551-3736 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: David A. Katz, Esq. (Via E-mail)
        Wachtell, Lipton, Rosen & Katz
        51 W. 52nd Street
        New York, NY 10019